Exhibit 12.2

Kimco Realty Corporation and Subsidiaries
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
For the six months ended June 30, 2015

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$170,057,818

Add:
Interest on indebtedness (excluding capitalized interest)	118,755,000
Amortization of debt related expenses	(5,975,504)
Portion of rents representative of the interest factor	4,051,056
286,888,370

Distributed income from equity investees	119,525,869

Pretax earnings from continuing operations, as adjusted	$406,414,239

Combined fixed charges and preferred stock dividends -
Interest on indebtedness (including capitalized interest)	$121,179,087
Preferred dividend factor	29,760,063
Amortization of debt related expenses	(8,332,337)
Portion of rents representative of the interest factor	4,051,056

Combined fixed charges and preferred stock dividends	$146,657,869

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.8